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                            September 27, 2021

       Edward J. Wegel
       Chairman and Chief Executive Officer
       Global Crossing Airlines Group Inc.
       4200 NW 36th Street
       Building 5A
       Miami International Airport
       Miami, FL 33166

                                                        Re: Global Crossing
Airlines Group Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted September
16, 2021
                                                            CIK No. 0001846084

       Dear Mr. Wegel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted September 16, 2021

       Cover Page

   1. We note your revised disclosure in response to prior comment 3 indicates that shares of
                                                        Class B Non-Voting
Common Stock are being offered for resale under this prospectus.
                                                        Please provide the
information required by Item 501 of Regulation S-K with respect to such securities.
 Edward J. Wegel
FirstName LastNameEdward    J. Wegel
Global Crossing Airlines Group Inc.
Comapany 27,
September NameGlobal
              2021      Crossing Airlines Group Inc.
September
Page 2    27, 2021 Page 2
FirstName LastName
Corporate History, page 9

2. Please describe the share capital reorganization, including the transactions involved and the status of the reorganization. We note your related disclosure on page 36.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 40

3. Please disclose all material terms of your aircraft lease agreements, including expiration dates. In addition, please file as an exhibit each aircraft lease agreement, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-
         K. Please also refer to our prior comment 4. For example, it is not clear whether you
         have filed each of the    several lease agreements for aircrafts
that you entered into during
         the six months ended June 30, 2021 that you reference on page 41. Principal Stockholders, page 87

4. Please describe in this section the conversion rights of the Class A Non-Voting Common
         Stock. In addition, if the holder of such shares is deemed to be the beneficial owner of the ordinary shares underlying the Class A Non-Voting Common Stock, please include the beneficial ownership of such ordinary shares in the table on page 87. Refer to Item 403 of
         Regulation S-K and Exchange Act Rule 13d-3.
General

5.       We note that you reference shares of    common stock    or    Shares
 throughout your filing.
         Please revise throughout your filing to quantify the extent to which such references include shares of Class A Non-Voting Common Stock or Class B Non-Voting Common
         Stock. For example, clarify the extent to which any shares of
common stock    included in
         the table in your    Principal Stockholders    section are Class B
Non-Voting Common
         Stock. Similarly, revise your Selling Stockholders section to clarify for each selling stockholder (1) the number of ordinary shares of common stock, Class A Non-Voting
         Common Stock, and Class B Non-Voting Common Stock beneficially owned, and (2) the number of such shares underlying outstanding warrants. Please provide such information with respect to beneficial ownership before the offering, and after the offering. Refer to
         Item 507 of Regulation S-K.
6. We note that your forum selection provision in Article IX of your amended and restated
         bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum
         for certain litigation, including any    derivative action,    subject
to certain exceptions.
         Please describe your exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent
 Edward J. Wegel
Global Crossing Airlines Group Inc.
September 27, 2021
Page 3
      jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to include risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                            Sincerely,
FirstName LastNameEdward J. Wegel
                                                            Division of
Corporation Finance
Comapany NameGlobal Crossing Airlines Group Inc.
                                                            Office of Energy &
Transportation
September 27, 2021 Page 3
cc:       Martin T. Schrier
FirstName LastName